UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                            WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE            `
                               `
                                                            March 23, 2020

D. Hunt Hawkins
Chief Executive Officer
Stein Mart, Inc.
1200 Riverplace Blvd.
Jacksonville, FL 32207

        Re:      Stein Mart, Inc.
                 PREM14A preliminary merger proxy statement on Schedule 14A Filed on March 2, 2020 by Stein Mart, Inc.
                 File No. 000-20052
                 Schedule 13E-3
                 Filed on March 2, 2020 by Stein Mart, Inc., et al.
                 File No. 005-43686

Dear Mr. Hawkins:

       We have reviewed the above-captioned filings, and have the following comments. All defined terms used herein have the same meaning as in the proxy statement filed under cover of
Schedule 14A. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings, and any information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

     1. We note that Kingswood Capital Opportunities Fund I GP, L.P. is the general partner of
        Kingswood Fund I and Kingswood Fund II and Kingswood Capital Opportunities Fund
        I-A, L.P. is a guarantor of certain of Kingswood's obligations in favor of the Company pursuant to section 4.12 of the merger agreement. Please advise us how you determined that Kingswood Capital Opportunities Fund I GP, L.P. and Kingswood
Capital
        Opportunities Fund I-A, L.P. are not affiliates engaged in the Rule 13e-3 transaction that should be identified as filing persons for purposes of Schedule 13E-3.
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c/o Stein Mart, Inc.
March 23, 2020
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    2. Please refer to the paragraph in which disclaimers are introduced whereby the persons filing the Schedule 13E-3 disclaim responsibility for the accuracy of information supplied by any other filing person. Use of these disclaimers is inconsistent with the required attestation that appears at the outset of the signature page in Rule 13e-100, and otherwise operates as an implied disclaimer for the entire filing except for the discrete portion of the disclosure specifically provided by each filing person. Please revise.

Item 8

    3. Page 31 of the proxy statement, in the "Background of the Merger" section states: "After concluding the proposed sale was the best option available, each of the directors expressed his or her opinion that the better choice would be to waive the requirement for majority of the disinterested shareholder approval if that was necessary in order to effect a sale the Company." Notwithstanding this disclosure, please advise us, with a view towards revised disclosure, how compliance with Item 1014(c) of Regulation M-A has been effectuated. Please note that an affirmative response to this disclosure requirement must be provided, even if the response is in the negative. Refer to General Instruction E of Schedule 13E-3. In that regard, we note that the "Background of the Merger" section of the proxy statement is not incorporated by reference into Item 8(c) of the Schedule
       13E-3.

Item 13

    4. Financial information has been incorporated by reference from the proxy statement, which in turn incorporates financial data by reference from periodic reports. Under
       General Instruction F of Schedule 13E-3, an express reference must be made to a document that explicitly contains the required information. Under Item 16 of Schedule
       13E-3 and corresponding Item 1016(a)(5) of Regulation M-A, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to "a copy" in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list.

Exhibit (a)(2)(i)   Proxy Statement

    5. The legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders under the federal securities laws. As the Shareholder Letter is not a required disclosure under the federal securities laws, please revise the submission to ensure that the legend appears on the outside front cover page of a federally-mandated disclosure document.

    6. The first page of the proxy statement, as defined in Rule 14a-1(g) and distinguished
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c/o Stein Mart, Inc.
March 23, 2020
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        from the Notice of Special Meeting of Shareholders and the Shareholder Letter must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise the proxy statement to include the disclosure required by Rule 14a-6(e)(1).

Summary Term Sheet, pages 1-9

    7. We note the disclosure on page 3 indicating that the completion of the merger is subject to the satisfaction of the condition that the Company have at least 35% of excess availability under its credit agreement at the time of closing. To help shareholders assess the likelihood of such condition being satisfied, please indicate (in the appropriate section of the proxy statement) the dollar equivalent of such 35% excess availability and the current excess availability under such credit agreement.

Background of the Merger, pages 17-33

    8. Please refer to the following statement on page 26: "Representatives from Kingsdale
       Advisors, a proxy advisory firm, briefed the Special Committee on the Company's shareholder base, the potential difficulty of obtaining the approval of the merger by a majority of the disinterested shareholders and the general composition of the Company's shareholder base." Please revise to clarify the potential difficulties that Kingsdale
       Advisors identified in obtaining the approval of the merger by a majority of the
       Company's disinterested shareholders.

    9. We note multiple references to "Jay Stein and his affiliates and related parties." With a view towards disclosure, please clarify for us which persons are being referred to as Mr.
       Stein's "affiliates and related parties" and whether any of such affiliates or related parties other than the Rollover Investor hold shares of the Company's common stock.

Certain Effects of the Merger, pages 54-55

    10. Given that the Company, as a privately-held entity, will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange Act and Sarbanes-Oxley Act of 2002, please revise to quantify the annual savings that are expected to be received and identify the constituency that will become the beneficiary of such savings. See Item 1013(d) of Regulation M-A and corresponding Instruction 2 thereto.

    11. We note that the Company suffered net operating losses in the fiscal year ended
        February 3, 2018, as well as the 39 weeks ended November 2, 2019 and November 3,
        2018. To the extent net operating losses exist, or are anticipated to exist before the date a definitive proxy statement is filed, please specify the constituency expected to become the beneficiary of the Company's and/or its successor's future use of any net operating
 D. Hunt Hawkins
c/o Stein Mart, Inc.
March 23, 2020
Page | 4

        loss carryforwards. Please quantify that benefit to the extent practicable. See Instruction
        2 to Item 1013(d) of Regulation M-A.

Projected Financial Information, page 56

    12. Notwithstanding the disclosure that the "prospective financial information does not take into account any circumstances or events occurring after the date it was prepared,"
        please advise us whether any plans exist to further qualify these projections. See Rule
        13e-3(b)(1)(ii).

Merger Proceeds in Respect of Company Equity-Based Awards, pages 65-69

    13. The disclosures on pages 68 and 69 under the title "Intent to Vote in Favor of the
        Merger" indicates that the directors and executive officers intend to vote the shares
        "owned directly by them" and sets forth the aggregate number of shares "directly owned" by them. Item 1012(d) of Regulation M-A, however, requires disclosure of
        "how each person currently intends to vote subject securities, including any securities
        [for which] the person has proxy authority." Please revise to clarify whether such directors and executive officers indirectly own and/or have authority to vote additional shares and, if so, their intention with respect to the voting of those shares.

Voting Agreement, pages 69-70

    14. Please revise this section to clarify whether the voting agreement requires the Rollover
        Investor to vote in favor of the advisory vote on merger-related executive compensation and the adjournment proposal, in addition to the merger agreement. If so, please also revise the other relevant disclosures throughout proxy statement, including those on pages 126 through 128.

Common Stock Transaction Information, pages 91-93

    15. We note that Jay Stein acquired 234,197 shares of Company common stock pursuant to a private settlement agreement on January 29, 2020, one day before the merger agreement was executed. Please provide us with a legal analysis that explains why this purchase was not treated as the first in a series as described within Rule 13e-3(a)(3) and therefore consummated in compliance with Rule 13e-3. See Rule 13e-3(a)(3)(i)(A).

The Merger Agreement, pages 100-125

    16. Please refer to the following statement on page 100: "Factual disclosures about the
        Company contained in this Proxy Statement or in the Company's public reports filed with the SEC may supplement, update or modify the factual disclosures about the
        Company contained in the merger agreement and described in this summary." We note, however, that the merger agreement was filed as Appendix A to the proxy statement. As
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c/o Stein Mart, Inc.
March 23, 2020
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        such, please revise such disclosure to remove any implication that the merger agreement and the summary thereof do not constitute public disclosure. Please make conforming changes as necessary, including with respect to the reference to representations and warranties in the same paragraph. See Release No. 34-51283 (March 1,
2005).

    17. Please refer to the following statement on page 103: "[T]he Company's representations and warranties in the merger agreement may not be relied upon by persons other than the parties thereto as characterizations of actual facts or circumstances as of the date of the merger agreement or as of any other date, nor may you rely upon them in making the decision to approve and authorize the merger agreement and the transactions contemplated by the merger agreement." Advise us, with a view toward revised disclosure, of the legal basis for the apparent belief that such cautionary language is not inconsistent with the Commission position expressed in Release No. 34-51283 (March
        1, 2005). To the extent additional material facts exist that are made known to the
        Company, the Commission position expressed in this release made clear that an issuer has an obligation to amend statements contradicting or qualifying the disclosure made within an original representation.

    18. Please refer to the following statement on page 103: "Moreover, information concerning the subject matter of the representations and warranties of the Company may change after the date of the merger agreement, which subsequent information may or may not be reflected fully in the Company's public disclosures." A substantially similar statement also appears on page 100. Please advise us of the legal basis upon which the filing parties have apparently relied to conclude that material changes concerning the subject matter of the representations and warranties may lawfully remain undisclosed.

Appendix B   Opinion of PJ Solomon Securities, LLC

    19. We note the following statement: "This letter may not be reproduced, summarized, described, referred to or used for any other purpose without our prior written consent, except to the extent provided in our engagement letter dated January 26, 2018 (as amended)." Please include disclosure in the associated proxy statement and/or these appendices to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that PJ Solomon consents to the inclusion of such materials in these filings and security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders' right to rely on such materials.
        http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm
        In addition, please ensure that any changes also explicitly address the legends appearing with the PJ Solomon materials filed as exhibits to the Schedule 13E-3.

    20. The disclosure on page B-3 indicates that PJ Solomon "will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger and
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c/o Stein Mart, Inc.
March 23, 2020
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        a portion of which is payable upon the delivery of this letter." Please disclose in the proxy statement the extent to which the approximate $2.6 million compensation is contingent upon the successful completion of the transaction, and quantify that amount to the extent practicable. Refer to Item 1015(b)(4) of Regulation M-A and corresponding C&DI 217.01 publicly available on our website.


                                        *       *      *


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3266.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions



cc: John J. Wolfel, Esq.